Meridian Equity Income Fund Top 10 Holdings as of 12/31/2007 Percentage MEIFX Holding Market Value of Portfolio Harley-Davidson, Inc. $ 831,438 2.1 % Reynolds American, Inc. 824,830 2.1 Mattel, Inc. 820,624 2.0 Mid-America Apartment 812,250 2.0 Communities, Inc. REIT United Parcel Service, Inc. Class B 810,805 2.0 Avery Dennison Corp. 805,337 2.0 Intel Corp. 803,133 2.0 Chevron Corp. 802,638 2.0 Carnival Corp. 802,600 2.0 CBS Corp. — Class B 801,150 2.0 Net Assets $ 40,232,506 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2007 Meridian Fund, Inc. All rights reserved.

Meridian Equity Income Fund Top 10 Sectors as of 12/31/2007 MEIFX Sector Market Value Pct. Assets Oil & Gas-Integrated $ 1,563,606 3.9 % Chemicals — Specialty 1,549,542 3.9 Household Appliances 1,547,208 3.8 Chemicals — Diversified 1,523,090 3.8 Industrial Conglomerates 1,510,707 3.8 Electrical Components & Equipment 1,484,325 3.7 Pharmaceuticals 1,483,702 3.7 Motorcycle Manufacturers 831,438 2.1 Tobacco 824,830 2.0 Leisure Products 820,624 2.0 Net Assets $ 40,232,506 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2007 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Holdings as of 12/31/2007 Percentage MERDX Holding Market Value of Portfolio C. R. Bard, Inc. $ 65,817,270 3.5 % DENTSPLY International, Inc. 65,152,944 3.5 BE Aerospace, Inc. 57,417,660 3.1 Advent Software, Inc. 54,940,606 2.9 American Tower Corp. Class A 54,570,600 2.9 Dionex Corp. 52,019,508 2.8 Global Payments, Inc. 51,772,108 2.8 T. Rowe Price Group, Inc. 50,837,844 2.7 Royal Caribbean Cruises, 50,581,477 2.7 Ltd. Cerner Corp. 49,323,492 2.6 Net Assets $ 1,869,617,996 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2007 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Sectors as of 12/31/2007 Pct. MERDX Sector Market Value Assets Tech-Software $ 182,863,727 9.8 % Healthcare Products 177,433,221 9.5 Technology 134,192,494 7.2 Banking 125,617,775 6.7 Healthcare Services 117,737,449 6.3 Retail 102,706,305 5.5 Industrial Products 99,707,474 5.3 Brokerage & Money Management 94,873,598 5.1 Insurance Brokers 90,277,090 4.8 Leisure & Amusement 66,478,903 3.5 Net Assets $ 1,869,617,996 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2007 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Holdings as of 12/31/2007 Percentage MVALX Holding Market Value of Portfolio Avon Products, Inc. $ 50,962,076 3.2 % Beckman Coulter, Inc. 49,802,480 3.1 Intel Corp. 46,868,280 2.9 Anheuser-Busch Cos., Inc. 45,645,714 2.9 Kinder Morgan Management, LLC 43,549,081 2.7 Annaly Capital Management, Inc. 42,477,570 2.7 REIT Baxter International, Inc. 41,772,780 2.6 BE Aerospace, Inc. 40,563,720 2.5 Charles River Laboratories 38,025,820 2.4 International, Inc. Progress Energy, Inc. 37,668,854 2.4 Net Assets $ 1,591,827,174 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2007 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Sectors as of 12/31/2007 Pct. MVALX Sector Market Value Assets Healthcare Products $ 186,209,904 11.7 % Industrial Products 163,320,511 10.3 Consumer Products 138,065,495 8.7 Technology 117,693,180 7.4 Energy 116,037,245 7.3 Utilities 98,637,690 6.2 Banking 63,892,645 4.0 Pharmaceuticals 60,976,180 3.8 Media 56,881,452 3.6 Apparel 54,269,116 3.4 Net Assets $ 1,591,827,174 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2007 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC. January 2, 2008 To Our Shareholders: Stocks declined in the final quarter of 2007, reflecting increased concerns by investors that the economy will fall into recession during 2008. During the final quarter, the S&P 500 declined 3.8%, the NASDAQ fell 1.8% and the Russell 2000 dropped 4.9%. In general, the stock market was higher for the year overall, however, with the S&P 500 gaining 3.5% while the NASDAQ advanced 9.8%. Small stocks did not fare as well. The Russell 2000 declined 2.7% during the year. The best performing sectors included basic material, oil and gas, and technology stocks. Restaurant, retail, financials and building related stocks were among the worst performing sectors. The yield on the ten-year government bond declined from 4.71% to 4.03% during the year, as quality and safety became more important to investors. The economy grew at a robust 4.9% during the third quarter. Exports improved, helped by the weaker dollar, and consumer spending, manufacturing and job growth held up during the month of November. Job growth slowed in December. The fourth quarter, in our opinion, likely will show positive GDP growth, but at a reduced pace. The housing and sub-prime mortgage markets continue to deteriorate, restricting banks and other credit providers’ ability to finance economic growth. Consumer spending is especially vulnerable at this point and higher oil prices don’t help. The Federal Reserve Board, realizing the problem, has recently lowered the federal funds rate three times and is providing significant liquidity to the financial markets. We believe the economy will face challenges in 2008, especially during the first half. Our outlook is for flat to slow growth during the first two quarters and then a gradual pickup during the second half of the year. We expect the interest rate on the ten-year government bond to increase modestly and the inflation rate to be in the area of 2.5%. Long-term investment results, history clearly shows, are improved by buying good companies or mutual funds or adding to existing positions during difficult stock market environments. We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders. We wish you a happy, healthy and prosperous New Year. Richard F. Aster, Jr.

Meridian Equity Income Fund» (MEIFX) The Meridian Equity Income Fund’s net asset value per share at December 31, 2007 was $11.42. This represents a decrease of 0.5% for the calendar year. The Fund’s total return and average annual compound rate of return since inception, January 31, 2005, were 26.1% and 8.3%, respectively. On December 18, 2007, the Fund paid a long-term capital gain distribution of $0.38 per share, a short-term capital gain distribution of $0.16 per share and an income dividend of $0.22 per share. The Fund’s assets at the close of the quarter were invested 5.1% in cash and 94.9% in stocks. Total net assets were $40,232,506 and there were 579 shareholders. Our basic strategy remains unchanged. The Fund continues to seek to invest in companies with above average yields and strong financial returns that, in our opinion, have the ability to grow dividends. We have increased the number of stocks in the portfolio from 36 to 50 during the quarter ended December 2007. This increased diversity in the Fund’s holdings, in our opinion, will reduce risk without sacrificing the strong financial characteristics of our companies or the performance prospects for the portfolio. The Fund, as stated above, is diversified with 50 positions representing 43 different industry groups. At the end of the quarter ended December 2007, the portfolio’s average holding had a 5-year-average return on equity of 19.0% and an average dividend yield of 3.5%; both measures are substantially higher than the average S&P 500 stock. The average position had a market capitalization of $37.5 billion, a debt ratio of 36.9% and earnings per share that are expected to grow 9.9% during the next several years. We believe these financial characteristics will lead to positive long-term returns for the Fund. During the quarter we purchased shares of Automatic Data Processing, AGL Resources, Anheuser-Busch Cos, CBS Corp. — Class B, Harley-Davidson, International Paper Company, Kraft Foods, Mid-America Apartment Communities, McDonald’s Corporation, Norfolk Southern Corp., Newell Rubbermaid, Pfizer, Regions Financial Corp., Sysco Corp., Vulcan Materials Co. and Whirlpool Corp. We sold our positions in Bemis Company and Waddell & Reed Financial. Mattel is the leader in the manufacture and marketing of toys and family products worldwide. The product line consists of various brands including Barbie, Hot Wheels and Matchbox, as well as the well-known Fisher-Price brands. This past year was difficult for the toy industry with modest gains in consumer spending and continuous bad press related to lead-based toys manufactured in China. In spite of these developments, Mattel posted flat earnings and is expected to resume growth during 2008. The shares yield 3.6% and sell at 12.5 times earnings. The company has a return on equity of 22.8%, modest debt and earnings are expected to grow approximately 10.0% in the future. Meridian Growth Fund» (MERDX) The Meridian Growth Fund’s net asset value per share at December 31, 2007 was $37.72. This represents an increase of 5.4% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, August 1, 1984, were 1,879.3% and 13.6%, respectively.

On December 18, 2007, the Fund paid a long-term capital gain distribution of $3.17 per share, a short-term capital gain distribution of $0.41 per share and an income dividend of $0.06 per share. The Fund’s assets at the close of the quarter were invested 4.9% in cash and cash equivalents and 95.1% in stocks. Total net assets were $1,869,617,996 and there were 70,521 shareholders. Economic uncertainty, in our opinion, will restrain stock prices in the near future. Valuations are reasonable, interest rates are attractive and stock returns, we believe, will improve as we work through the economic issues referred to above. The shares of financial, consumer and building related companies have discounted much of the trouble and are attractively valued, particularly by historical measures. The fundamentals remain difficult, however. Our portfolio consists of small-and medium-sized growth stocks that we believe, on balance, are positioned to grow earnings faster than the economy in general over the next several years and are reasonably valued. Our largest areas of concentration are health care, financials and technology. During the quarter we purchased shares of Millipore Corp., Pall Corp. and Teradata Corp. We sold our positions in AirTran Holdings, ACI Worldwide, Apria Healthcare, Cognos, CSGS Systems International and United stationers. Rollins, a current holding, is a leading pest and termite control company serving over 1.7 million commercial and residential customers. Pest control is a $7 billion recession-resistant industry growing in the low single digit range. Rollins is the commercial market leader in North America with a 20% market share. The company is growing faster than its peer group with its emphasis on commercial customers, improving retention rates, disciplined acquisitions and its proprietary routing/scheduling system. Rollins has an experienced management team and should be able to continue to grow earnings at a double-digit rate while maintaining a strong balance sheet. The stock sells at a reasonable valuation given its market share position, earnings growth potential and seasoned management team. Meridian Value Fund» (MVALX) The Meridian Value Fund’s net asset value per share at December 31, 2007 was $31.92. This represents an increase of 7.8% for the calendar year to date. The Fund’s total return and average compounded annual rate of return since June 30, 1995, were 729.7% and 18.4%, respectively. The comparable period returns for the S&P 500 with dividends were 252.1% and 10.6%, respectively. On December 18, 2007, the Fund paid a long-term capital gain distribution of $4.92 per share, a short-term capital gain distribution of $1.12 per share and an income dividend of $0.35 per share. The Fund’s assets at the close of the quarter were invested 5.0% in cash and cash equivalents and 95.0% in stocks. Total net assets were $1,591,827,174 and there were 68,072 shareholders. Our investment strategy remains unchanged. We continue to seek out-of-favor companies that we believe have defensible positions in their industries, strong or improving balance sheets, reasonable valuations and good prospects for earnings growth. It is our position that over the long term this strategy will produce returns that outperform the Fund’s benchmark. In our opinion the portfolio is well positioned, reasonably valued and diversified. We hold 58 positions, representing 26 industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are healthcare products, technology and industrial products. The outlook for our approach, in our view, is favorable at this time. During the quarter we purchased shares of Arbitron, Gol Linhas Aereas Inteligentes S.A., Marvel Entertainment and Verizon Communications. We sold our positions in Apria Healthcare Group, Blount International, Diebold, Edge Petroleum and Friedman, Billings, Ramsey Group. Also during the quarter, GlobalSantaFe Corp. was acquired by Transocean Inc, and is currently held in the portfolio. We recently invested in Secure Computing, a leader in the enterprise gateway security market. The company suffered earnings declines due to a dilutive yet strategically important acquisition. With the acquisition now fully integrated, earnings are growing again. Corporations continue to place a premium on internet security to combat viruses, spam and other threats and Secure offers a wide product range with leading technology to address these problems. We believe that revenues have the potential to grow at a double digit rate for the next two years with earnings growing at over 40% per year. The balance sheet is generally strong and should be debt-free by 2010 as the company uses strong free cash flow to pay down acquisition debt. We believe earnings could exceed $0.85 in 3 to 5 years. Current valuation is attractive at 10 times this normalized number and 13 times 2009 earnings estimates of $0.66. Miscellaneous The Meridian Funds are no-load and there are no transaction fees or commissions charged when purchased directly through our transfer agent, PFPC. This can be a very cost-effective method to purchase shares of the Meridian Funds for shareholders who do not need the services of a broker-dealer and for long-term investors that make multiple purchases. We have added a new E-mail Alerts feature to our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings, and other information regarding the Meridian Funds. The information provided in this report should not be considered investment advice or a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in a particular Fund’s portfolio at the time you receive this report or that securities sold have not been repurchased. Securities discussed are presented as illustrations of companies that fit a particular Fund’s investment strategy and do not represent a Fund’s entire portfolio and in the aggregate may represent only a small percentage of a Fund’s portfolio holdings. It should not be assumed that any of the securities transactions or holdings discussed were or will prove to be profitable, or that investment decisions Fund management makes in the future will be profitable or will equal the investment performance of the securities discussed herein. Management’s views presented herein and any discussion of a particular Fund’s portfolio holdings or performance are as of December 31, 2007 and are subject to change without notice.

Meridian Equity Income Fund Summary of Portfolio Holdings December 31, 2007 (Unaudited) Portfolio Holdings by Category (% of total net assets) Oil & Gas-Integrated . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.9% $ 1,563,606 Chemicals-Specialty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.9 1,549,542 Household Appliances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.8 1,547,208 Chemicals-Diversified . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.8 1,523,090 Industrial Conglomerates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.8 1,510,707 Electrical Components & Equipment . . . . . . . . . . . . . . . . . . . . . 3.7 1,484,325 Pharmaceuticals. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.7 1,483,702 Motorcycle Manufacturers. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1 831,438 Tobacco . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 824,830 Leisure Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 820,624 REITs-Residential . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 812,250 Air Freight & Logistics . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 810,805 Office Services & Supplies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 805,337 Semiconductors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 803,133 Hotel Resorts & Cruise Lines . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 802,600 Media-Broadcasting & Cable TV . . . . . . . . . . . . . . . . . . . . . . . . 2.0 801,150 Banking-Diversified Banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 798,558 Apparel Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 794,587 Utilities-Multi . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 794,204 Brewers. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 790,334 Banking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 778,085 Telecommunication Services-Integrated . . . . . . . . . . . . . . . . . . . 1.9 776,341 Housewares Specialties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 773,812 Auto Parts & Equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 773,783 Paper & Packaging . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 767,980 Asset Management & Custody Banks . . . . . . . . . . . . . . . . . . . . 1.9 767,840 Insurance-Li fe & Health . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 767,631 Environmental Facilities & Services . . . . . . . . . . . . . . . . . . . . . . 1.9 767,418 Construction Materials . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 767,173 Household Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 766,207 Paper & Forest Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 751,216 Railroads . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 746,512

Meridian Equity Income Fund Summary of Portfolio Holdings (continued) December 31, 2007 (Unaudited) Commercial Printing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.8 744,044 Data Processing & Outsourced Services . . . . . . . . . . . . . . . . . . . 1.8 743,651 Restaurants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.8 736,375 Food & Meats-Packaged . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.8 730,912 Insurance-Property & Casualty . . . . . . . . . . . . . . . . . . . . . . . . . 1.8 729,467 Insurance Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.8 726,176 Distributors. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.8 716,955 Food Distributors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.8 708,467 Apparel Accessories & Luxury Goods . . . . . . . . . . . . . . . . . . . . 1.8 707,198 Computer Hardware . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 686,101 Household-Home Furnishings . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 607,348 Cash & Other Assets, Less Liabilities. . . . . . . . . . . . . . . . . . . . . 5.1 2,039,784 100.0% $40,232,506

Meridian Growth Fund Summary of Portfolio Holdings December 31, 2007 (Unaudited) Portfolio Holdings by Category (% of total net assets) Tech-Software. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9.8% $ 182,863,727 Healthcare Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9.5 177,433,221 Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7.2 134,192,494 Banking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6.7 125,617,775 Healthcare Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6.3 117,737,449 Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.5 102,706,305 Industrial Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.3 99,707,474 Brokerage & Money Management . . . . . . . . . . . . . . . . . . . . 5.1 94,873,598 Insurance Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.8 90,277,090 Leisure & Amusement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.5 66,478,903 U.S. Government Obligations . . . . . . . . . . . . . . . . . . . . . . . . 3.5 64,792,322 Aerospace/Defense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.1 57,417,660 Cellular Communications . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.9 54,570,600 Business Services. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.8 51,772,108 Healthcare Information Services . . . . . . . . . . . . . . . . . . . . . . 2.6 49,323,492 Consumer Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.6 48,222,336 Insurance-Property & Casualty . . . . . . . . . . . . . . . . . . . . . . . 2.5 47,906,063 Energy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.5 46,958,940 Restaurants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.4 45,125,405 Chemicals-Specialty. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.4 44,503,893 Industrial Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 37,092,494 Construction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 36,798,135 Computer Hardware. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.8 34,292,759 Hotels & Lodging . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.8 33,130,575 Cash & Other Assets, Less Liabilities . . . . . . . . . . . . . . . . . . 1.4 25,823,178 100.0% $1,869,617,996

Meridian Value Fund Summary of Portfolio Holdings December 31, 2007 (Unaudited) Portfolio Holdings by Category (% of total net assets) Healthcare Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11.7% $ 186,209,904 Industrial Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10.3 163,320,511 Consumer Products. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8.7 138,065,495 Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7.4 117,693,180 Energy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7.3 116,037,245 Utilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6.2 98,637,690 U.S. Government Obligations . . . . . . . . . . . . . . . . . . . . . . . . 4.0 64,694,860 Banking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.0 63,892,645 Pharmaceuticals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.8 60,976,180 Media . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.6 56,881,452 Apparel . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.4 54,269,116 Semiconductors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.9 46,868,280 Brewers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.9 45,645,714 Aerospace/Defense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.6 40,563,720 Chemicals-Specialty. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.2 35,510,314 Information Technology Services . . . . . . . . . . . . . . . . . . . . . . 2.0 32,628,376 Leisure & Amusement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 30,996,873 Business Services. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 30,076,795 Agriculture . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 30,007,286 Telecommunications Services. . . . . . . . . . . . . . . . . . . . . . . . . 1.8 28,149,467 Telecommunications Equipment . . . . . . . . . . . . . . . . . . . . . . 1.7 26,638,821 Insurance Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 25,967,683 Education. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 25,873,540 Oil & Gas-Integrated . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.0 16,587,639 Asset Management & Custody Banks . . . . . . . . . . . . . . . . . . 0.9 13,726,860 Tech-Software. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.7 11,269,773 Industrial Services . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . 0.5 8,571,956 Transportation-Airlines . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.4 6,703,882 Cash & Other Assets, Less Liabilities . . . . . . . . . . . . . . . . . . 1.0 15,361,917 100.0% $1,591,827,174 The accompanying notes are an integral part of the financial statements

Meridian Fund, Inc. Disclosure of Fund Expenses For the Six Month Period July 1, 2007 to December 31, 2007 (Unaudited) We believe it is important for you to understand the impact of fees and expenses on your investment. All mutual funds have operating expenses. As a shareholder of the Fund, you incur ongoing costs, which include costs for portfolio management, administrative services, and shareholder reports (like this one), among others. Operating expenses, which are deducted from a Fund’s gross income, directly reduce the investment return of the portfolio. A Fund’s expenses are expressed as a percentage of its average net assets. This figure is known as the expense ratio. The following examples are intended to help you understand the ongoing costs (in dollars) of investing in your Fund and to compare these costs with those of other mutual funds. The examples are based on an investment of $1,000 made at the beginning of the period shown and held for the entire period and assume reinvestment of all dividends and distributions. Beginning Ending Expenses Account Value Account Value Expense Paid During 07/01/07 12/31/07 Ratio(1) Period(2) Actual Fund Return (See explanation below) Meridian Equity Income Fund. . . . . . . . . . . . . . . . $1,000.00 $ 926.80 1.25%(4) $6.05 Meridian Growth Fund . . . . . . . . . . . . . . . . . . . . $1,000.00 $ 967.70 0.83% $4.11 Meridian Value Fund . . . . . . . . . . . . . . . . . . . . . . $1,000.00 $ 989.00 1.08% $5.40 Hypothetical 5% Return(3) (See explanation below) Meridian Equity Income Fund. . . . . . . . . . . . . . . . $1,000.00 $1,018.85 1.25%(4) $6.34 Meridian Growth Fund . . . . . . . . . . . . . . . . . . . . $1,000.00 $1,020.96 0.83% $4.22 Meridian Value Fund . . . . . . . . . . . . . . . . . . . . . . $1,000.00 $1,019.71 1.08% $5.48 (1) Annualized, based on the Fund’s most recent fiscal half-year expenses. (2) Expenses are equal to the Fund’s annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 366. (3) Before expenses. (4) See note 2 to Financial Statements.

Meridian Fund, Inc. Disclosure of Fund Expenses (continued) For the Six Month Period July 1, 2007 to December 31, 2007 (Unaudited) The table above illustrates your Fund’s costs in two ways: Actual Fund Return: This section helps you to estimate the actual expenses that you paid over the period. The “Ending Account Value” shown is derived from the Fund’s actual return, the third column shows the period’s annualized expense ratio, and the last column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund at the beginning of the period. You may use the information here, together with your account value, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period.” Hypothetical 5% Return: This section is intended to help you compare your Fund’s costs with those of other mutual funds. It assumes that the Fund had a return of 5% before expenses during the period shown, but that the expense ratio is unchanged. In this case, because the return used is not the Fund’s actual return, the results do not apply to your investment. You can assess your Fund’s costs by comparing this 5% Return hypothetical example with the 5% Return hypothetical examples that appear in shareholder reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs such as short-term redemption and exchange fees or sales and service charges you may pay third party broker/dealers. Had these transactional costs been included, your costs would have been higher. Therefore, the hypothetical section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.

Meridian Equity Income Fund
Schedule of Investments
December 31, 2007 (Unaudited)

	Shares	Value
COMMON STOCKS - 94.9%		
AIR FREIGHT & LOGISTICS - 2.0%		
United Parcel Service, Inc. Class B	11,465	$ 810,805
APPAREL ACCESSORIES & LUXURY GOODS - 1.8%		
VF Corp.	10,300	707,198
APPAREL RETAIL - 2.0%		
Limited Brands, Inc.	41,975	794,587
ASSET MANAGEMENT & CUSTODY BANKS - 1.9%		
Federated Investors, Inc. Class B	18,655	767,840
AUTO PARTS & EQUIPMENT - 1.9%		
Autoliv, Inc. (Sweden)	14,680	773,783
BANKING - 1.9%		
Regions Financial Corp.	32,900	778,085
BANKING-DIVERSIFIED BANKS - 2.0%		
Comerica, Inc.	18,345	798,558
BREWERS - 2.0%		
Anheuser-Busch Cos., Inc.	15,100	790,334
CHEMICALS-DIVERSIFIED - 3.8%		
E.I. du Pont de Nemours & Co.	16,880	744,239
PPG Industries, Inc.	11,090	778,851
		1,523,090
CHEMICALS-SPECIALTY - 3.9%		
RPM International, Inc.	38,425	780,027
Rohm & Haas Co.	14,500	769,515
		1,549,542
COMMERCIAL PRINTING - 1.8%		
R. R. Donnelley & Sons Co.	19,715	744,044
COMPUTER HARDWARE - 1.7%		
Diebold, Inc.	23,675	686,101
CONSTRUCTION MATERIALS - 1.9%		
Vulcan Materials Co.	9,700	767,173
DATA PROCESSING & OUTSOURCED SERVICES - 1.8%		
Automatic Data Processing, Inc.	16,700	$ 743,651
DISTRIBUTORS - 1.8%		
Genuine Parts Co.	15,485	716,955
ELECTRICAL COMPONENTS & EQUIPMENT - 3.7%		
Emerson Electric Co.	13,675	774,825
Hubbell, Inc. Class B	13,750	709,500
		1,484,325
ENVIRONMENTAL FACILITIES & SERVICES - 1.9%		
Waste Management, Inc.	23,490	767,418
FOOD DISTRIBUTORS - 1.8%		
SYSCO Corp.	22,700	708,467
FOOD & MEATS-PACKAGED - 1.8%		
Kraft Foods, Inc. Class A	22,400	730,912
HOTEL RESORTS & CRUISE LINES - 2.0%		
Carnival Corp.	18,040	802,600
HOUSEHOLD APPLIANCES - 3.8%		
Stanley Works (The)	15,750	763,560
Whirlpool Corp.	9,600	783,648
		1,547,208
HOUSEHOLD-HOME FURNISHINGS - 1.5%		
Leggett & Platt, Inc.	34,825	607,348
HOUSEHOLD PRODUCTS - 1.9%		
Kimberly-Clark Corp.	11,050	766,207
HOUSEWARES SPECIALTIES - 1.9%		
Newell Rubbermaid, Inc.	29,900	773,812
INDUSTRIAL CONGLOMERATES - 3.8%		
3M Co.	9,040	762,253
Eaton Corp.	7,720	748,454
		1,510,707
INSURANCE BROKERS - 1.8%		
Willis Group Holdings, Ltd. (United Kingdom)	19,125	726,176
INSURANCE-LIFE & HEALTH - 1.9%		
Lincoln National Corp.	13,185	767,631

The accompanying notes are an integral part of the financial statements.

11

Meridian Equity Income Fund Schedule of Investments (continued) December 31, 2007 (Unaudited) Shares Value Shares Value COMMON STOCKS (continued) RAILROADS — 1.9% Norfolk Southern Corp. . . . . 14,800 $ 746,512 INSURANCE-PROPERTY & CASUALTY — 1.8% Mercury General Corp. . . . . . 14,645 $ 729,467 REITs-RESIDENTIAL — 2.0% Mid-America Apartment LEISURE PRODUCTS — 2.0% Communities, Inc. REIT . . . 19,000 812,250 Mattel, Inc. . . . . . . . . . . . . 43,100 820,624 RESTAURANTS — 1.8% MEDIA-BROADCASTING & CABLE TV — 2.0% McDonald’s Corp. . . . . . . . . 12,500 736,375 CBS Corp. - Class B . . . . . . . 29,400 801,150 SEMICONDUCTORS — 2.0% MOTORCYCLE MANUFACTURERS — 2.1% Intel Corp. . . . . . . . . . . . . . 30,125 803,133 Harley-Davidson, Inc. . . . . . . 17,800 831,438 TELECOMMUNICATION SERVICES-INTEGRATED -OFFICE SERVICES & SUPPLIES — 2.0% 1.9% Avery Dennison Corp. . . . . . 15,155 805,337 AT&T, Inc. . . . . . . . . . . . . . 18,680 776,341 OIL & GAS-INTEGRATED - 3.9% TOBACCO — 2.0% BP plc ADR (United Reynolds American, Inc. . . . . 12,505 824,830 Kingdom) . . . . . . . . . . . . 10,400 760,968 Chevron Corp. . . . . . . . . . . 8,600 802,638 UTILITIES-MULTI — 2.0% AGL Resources, Inc. . . . . . . . 21,100 794,204 1,563,606 PAPER & FOREST PRODUCTS — 1.9% TOTAL INVESTMENTS — 94.9% International Paper Co. . . . . . 23,200 751,216 (Cost $37,969,392). . . . . . . . 38,192,722 PAPER & PACKAGING — 1.9% CASH AND OTHER ASSETS, Sonoco Products Co. . . . . . . 23,500 767,980 LESS LIABILITIES — 5.1% . . . . 2,039,784 PHARMACEUTICALS - 3.7% Johnson & Johnson . . . . . . . 11,135 742,704 NET ASSETS — 100.0% . . . . . . . . $ 40,232,506 Pfizer, Inc. . . . . . . . . . . . . . 32,600 740,998 1,483,702 ADR — American Depository Receipt REIT — Real Estate Investment Trust The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund
Schedule of Investments

December 31, 2007 (Unaudited)

	Shares	Value
COMMON STOCKS - 95.1%		
AEROSPACE/DEFENSE - 3.1%		
BE Aerospace, Inc.*	1,085,400	$ 57,417,660
BANKING - 6.7%		
Annaly Capital Management, Inc. REIT	2,487,000	45,213,660
SVB Financial Group*	872,200	43,958,880
UCBH Holdings, Inc.	2,573,816	36,445,235
		125,617,775
BROKERAGE & MONEY MANAGEMENT - 5.1%		
Affiliated Managers Group, Inc.*	374,900	44,035,754
T. Rowe Price Group, Inc.	835,050	50,837,844
		94,873,598
BUSINESS SERVICES - 2.8%		
Global Payments, Inc.	1,112,900	51,772,108
CELLULAR COMMUNICATIONS - 2.9%		
American Tower Corp. Class A*	1,281,000	54,570,600
CHEMICALS-SPECIALTY - 2.4%		
RPM International, Inc.	2,192,310	44,503,893
COMPUTER HARDWARE - 1.8%		
Diebold, Inc.	1,183,325	34,292,759
CONSTRUCTION - 2.0%		
Granite Construction, Inc.	1,017,085	36,798,135
CONSUMER SERVICES - 2.6%		
Rollins, Inc.	2,511,580	48,222,336
ENERGY - 2.5%		
FMC Technologies, Inc.*	828,200	46,958,940
HEALTHCARE INFORMATION SERVICES - 2.6%		
Cerner Corp.*	874,530	49,323,492
HEALTHCARE PRODUCTS - 9.5%		
C. R. Bard, Inc.	694,275	65,817,270
DENTSPLY International, Inc.	1,447,200	65,152,944
Edwards Lifesciences Corp.*	1,010,285	46,463,007
		177,433,221
HEALTHCARE SERVICES - 6.3%		
DaVita, Inc.*	737,700	$ 41,569,395
Laboratory Corp. of America Holdings*	514,800	38,882,844
Millipore Corp.*	509,500	37,285,210
		117,737,449
HOTELS & LODGING - 1.8%		
Las Vegas Sands Corp.*	321,500	33,130,575
INDUSTRIAL PRODUCTS - 5.3%		
Airgas, Inc.	476,967	24,854,750
Dionex Corp.*	627,800	52,019,508
Pall Corp.	566,300	22,833,216
		99,707,474
INDUSTRIAL SERVICES - 2.0%		
Allied Waste Industries, Inc.*	3,365,925	37,092,494
INSURANCE BROKERS - 4.8%		
Brown & Brown, Inc.	1,860,950	43,732,325
Willis Group Holdings, Ltd. (United Kingdom)	1,225,830	46,544,765
		90,277,090
INSURANCE-PROPERTY & CASUALTY - 2.5%		
Mercury General Corp.	961,776	47,906,063
LEISURE & AMUSEMENT - 3.5%		
Royal Caribbean Cruises, Ltd.	1,191,835	50,581,477
Winnebago Industries, Inc.	756,300	15,897,426
		66,478,903
RESTAURANTS - 2.4%		
CBRL Group, Inc.	525,188	17,010,839
Darden Restaurants, Inc.	1,014,600	28,114,566
		45,125,405
RETAIL - 5.5%		
Bed Bath & Beyond, Inc.*	652,000	19,162,280
PetSmart, Inc.	1,750,200	41,182,206
Ross Stores, Inc.	1,656,700	42,361,819
		102,706,305

The accompanying notes are an integral part of the financial statements.

13

Meridian Growth Fund Schedule of Investments (continued) December 31, 2007 (Unaudited) Shares Value Shares Value COMMON STOCKS (continued) U.S. GOVERNMENT OBLIGATIONS — 3.5% U.S. Treasury Bill @ 4.056%** TECHNOLOGY — 7.2% due 01/10/08 International Rectifier (Face Value $30,000,000) . . . . . . . . . . $ 29,970,375 Corp.* . . . . . . . . . . . . . 1,397,900 $ 47,486,663 U.S. Treasury Bill @ 3.276%** Network Appliance, Inc.* . . 1,743,500 43,517,760 due 02/07/08 Zebra Technologies Corp. (Face Value $20,000,000) . . . . . . . . . . 19,934,222 Class A* . . . . . . . . . . . . 1,244,613 43,188,071 U.S. Treasury Bill @ 3.124%** 134,192,494 due 03/27/08 (Face Value $15,000,000) . . . . . . . . . . 14,887,725 TECH-SOFTWARE — 9.8% Advent Software, Inc.* . . . . 1,015,538 54,940,606 BEA Systems, Inc.* . . . . . . . 2,858,300 45,103,974 TOTAL U.S. GOVERNMENT OBLIGATIONS MICROS Systems, Inc.*. . . . 565,700 39,689,512 (Cost $64,795,306). . . . . . . 64,792,322 Teradata Corp.*. . . . . . . . . 1,573,500 43,129,635 182,863,727 TOTAL INVESTMENTS — 98.6% (Cost $1,530,419,842). . . . . 1,843,794,818 TOTAL COMMON STOCKS — 95.1% (Cost $1,465,624,536). . . . . 1,779,002,496 CASH AND OTHER ASSETS, LESS LIABILITIES — 1.4% . . . . . . . . . . . . . . . 25,823,178 NET ASSETS — 100.0% . . . . . . . . . . . . . . $ 1,869,617,996 REIT — Real Estate Investment Trust * Non-income producing securities ** Annualized yield at date of purchase The accompanying notes are an integral part of the financial statements.

Meridian Value Fund
Schedule of Investments

December 31, 2007 (Unaudited)

	Shares	Value
COMMON STOCKS - 95.0%		
AEROSPACE/DEFENSE - 2.6%		
BE Aerospace, Inc.*	766,800	$ 40,563,720
AGRICULTURE - 1.9%		
Bunge, Ltd.	176,600	20,558,006
UAP Holding Corp.	244,800	9,449,280
		30,007,286
APPAREL - 3.4%		
Hanesbrands, Inc.*	634,800	17,247,516
Liz Claiborne, Inc.	742,000	15,099,700
Quiksilver, Inc.*	2,555,000	21,921,900
		54,269,116
ASSET MANAGEMENT & CUSTODY BANKS - 0.9%		
Federated Investors, Inc. Class B	333,500	13,726,860
BANKING - 4.0%		
Annaly Capital Management, Inc. REIT	2,336,500	42,477,570
Regions Financial Corp.	905,500	21,415,075
		63,892,645
BREWERS - 2.9%		
Anheuser-Busch Cos., Inc.	872,100	45,645,714
BUSINESS SERVICES - 1.9%		
Hewitt Associates, Inc. Class A*	785,500	30,076,795
CHEMICALS-SPECIALTY - 2.2%		
International Flavors & Fragrances, Inc.	737,800	35,510,314
CONSUMER PRODUCTS - 8.7%		
Avon Products, Inc.	1,289,200	50,962,076
Briggs & Stratton Corp.	838,100	18,991,346
Electronic Arts, Inc.*	572,000	33,410,520
Pactiv Corp.*	1,303,100	34,701,553
		138,065,495
EDUCATION - 1.6%		
Corinthian Colleges, Inc.*	1,680,100	25,873,540
ENERGY - 7.3%		
Exterran Holdings, Inc.*	283,650	23,202,570
International Coal Group, Inc.*	4,975,300	26,667,608
Kinder Morgan Management, LLC‡	822,612	$ 43,549,081
Transocean, Inc.*	158,002	22,617,986
		116,037,245
HEALTHCARE PRODUCTS - 11.7%		
Abbott Laboratories	575,200	32,297,480
American Medical Systems Holdings, Inc.*	1,661,400	24,023,844
Baxter International, Inc.	719,600	41,772,780
Beckman Coulter, Inc.	684,100	49,802,480
Cooper Cos., Inc. (The)	190,100	7,223,800
STERIS Corp.	1,078,000	31,089,520
		186,209,904
INDUSTRIAL PRODUCTS - 10.3%		
Albany International Corp. Class A	842,900	31,271,590
Cabot Corp.	714,600	23,824,764
Chemtura Corp.	3,236,000	25,240,800
Mine Safety Appliances Co.	453,350	23,515,265
Schnitzer Steel Industries, Inc. Class A	349,000	24,126,370
Sealed Air Corp.	1,527,300	35,341,722
		163,320,511
INDUSTRIAL SERVICES - 0.5%		
ABM Industries, Inc.	420,400	8,571,956
INFORMATION TECHNOLOGY SERVICES - 2.0%		
CACI International, Inc. Class A‡	728,800	32,628,376
INSURANCE BROKERS - 1.6%		
Willis Group Holdings, Ltd. (United Kingdom)	683,900	25,967,683
LEISURE & AMUSEMENT - 2.0%		
Polaris Industries, Inc.	364,300	17,402,611
Shuffle Master, Inc.*	1,133,800	13,594,262
		30,996,873
MEDIA - 3.6%		
Arbitron, Inc.	322,400	13,402,168
Grupo Televisa SA ADR (Mexico)	732,000	17,399,640

The accompanying notes are an integral part of the financial statements.

15

Meridian Value Fund
Schedule of Investments (continued)
December 31, 2007 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
Marvel Entertainment, Inc.*	976,400	$ 26,079,644
		56,881,452
OIL & GAS-INTEGRATED - 1.0%		
BP plc ADR (United Kingdom)	226,700	16,587,639
PHARMACEUTICALS - 3.8%		
Charles River Laboratories International, Inc.*	577,900	38,025,820
Schering-Plough Corp.	861,500	22,950,360
		60,976,180
SEMICONDUCTORS - 2.9%		
Intel Corp.	1,758,000	46,868,280
TECHNOLOGY - 7.4%		
Avid Technology, Inc.*	740,300	20,980,102
Entegris, Inc.*	2,215,900	19,123,217
Intermec, Inc.*	1,167,200	23,705,832
Western Digital Corp.*	1,025,900	30,992,439
Zebra Technologies Corp. Class A*	659,700	22,891,590
		117,693,180
TECH-SOFTWARE - 0.7%		
Cognos, Inc.* (Canada)	52,900	3,045,453
Secure Computing Corp.*	856,700	8,224,320
		11,269,773
TELECOMMUNICATIONS EQUIPMENT - 1.7%		
Nokia Oyj ADR (Finland)	693,900	26,638,821
TELECOMMUNICATIONS SERVICES - 1.8%		
Verizon Communications, Inc.	644,300	28,149,467
TRANSPORTATION-AIRLINES - 0.4%		
GOL Linhas Aereas Inteligentes SA ADR (Brazil)	270,100	6,703,882
UTILITIES - 6.2%		
Dynegy, Inc. Class A*	4,438,300	$ 31,689,462
Hawaiian Electric Industries, Inc.	1,285,875	29,279,374
Progress Energy, Inc.	777,800	37,668,854
		98,637,690
TOTAL COMMON STOCKS - 95.0% (Cost $1,389,592,551)		1,511,770,397
U.S. GOVERNMENT OBLIGATIONS - 4.0%		
U.S. Treasury Bill @ 4.056%** due 01/10/08 (Face Value $15,000,000)		14,985,188
U.S. Treasury Bill @ 3.276%** due 02/07/08 (Face Value $20,000,000)		19,934,222
U.S. Treasury Bill @ 3.124%** due 03/27/08 (Face Value $30,000,000)		29,775,450
TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $64,700,798)		64,694,860
TOTAL INVESTMENTS - 99.0% (Cost $1,454,293,349)		1,576,465,257
CASH AND OTHER ASSETS, LESS LIABILITIES - 1.0%		15,361,917
NET ASSETS - 100.0%		$1,591,827,174

ADR - American Depository Receipt
REIT - Real Estate Investment Trust
* Non-income producing securities
** Annualized yield at date of purchase

The accompanying notes are an integral part of the financial statements.

16

Meridian Fund, Inc. Statements of Assets and Liabilities December 31, 2007 (Unaudited) Equity Income Fund Growth Fund Value Fund ASSETS Investments (Cost $37,969,392, $1,530,419,842 and $1,454,293,349, respectively) . . . . . . . . . . . . . . . . . . . . . . . $38,192,722 $1,843,794,818 $1,576,465,257 Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,811,796 17,791,182 18,283,462 Receivable for: Capital shares purchased. . . . . . . . . . . . . . 400 814,756 993,322 Securities sold . . . . . . . . . . . . . . . . . . . . . . 998,562 15,076,317 14,959,971 Dividends . . . . . . . . . . . . . . . . . . . . . . . . . 67,610 2,023,721 1,952,370 Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . 4,987 101,836 119,010 Prepaid expenses . . . . . . . . . . . . . . . . . . . . . 3,121 18,718 16,080 TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . 41,079,198 1,879,621,348 1,612,789,472 LIABILITIES Payable for: Capital shares sold . . . . . . . . . . . . . . . . . . — 2,332,074 2,484,101 Distributions. . . . . . . . . . . . . . . . . . . . . . . — — 745 Securities purchased . . . . . . . . . . . . . . . . . 776,341 6,239,116 16,919,906 Accrued expenses: Investment advisory fees . . . . . . . . . . . . . . 44,972 1,235,675 1,387,222 Pricing fees . . . . . . . . . . . . . . . . . . . . . . . . 6,425 37,965 37,331 Directors’ fees. . . . . . . . . . . . . . . . . . . . . . — 5,381 14,325 Other payables and accrued expenses . . . . 18,954 153,141 118,668 TOTAL LIABILITIES . . . . . . . . . . . . . . . . 846,692 10,003,352 20,962,298 NET ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . $40,232,506 $1,869,617,996 $1,591,827,174 Capital shares issued and outstanding, par value $0.01 (500,000,000, 500,000,000 and 500,000,000 shares authorized, respectively) . . 3,523,512 49,569,084 49,866,379 Net asset value per share (offering and redemption price) . . . . . . . . . . . . . . . . . . . . . $11.42 $37.72 $31.92 Net Assets consist of: Paid in capital . . . . . . . . . . . . . . . . . . . . . . . 38,886,616 1,529,933,928 1,434,172,682 Accumulated net realized gain . . . . . . . . . . . 1,122,430 26,148,152 47,021,356 Net unrealized appreciation on investments. . 223,330 313,374,976 122,171,908 Accumulated undistributed net investment income (loss). . . . . . . . . . . . . . . . . . . . . . . 130 160,940 (11,538,772) $40,232,506 $1,869,617,996 $1,591,827,174 The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc. Statements of Operations For the Six Months Ended December 31, 2007 (Unaudited) Equity Income Fund Growth Fund Value Fund INVESTMENT INCOME Dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 622,260 $ 7,522,426 $ 10,816,853 Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 40,311 2,058,983 1,890,633 Total investment income. . . . . . . . . . . . . 662,571 9,581,409 12,707,486 EXPENSES Investment advisory fees . . . . . . . . . . . . . . . . 188,630 7,617,475 8,620,266 Custodian fees . . . . . . . . . . . . . . . . . . . . . . . 5,043 171,451 162,509 Directors’ fees and expenses . . . . . . . . . . . . . 552 5,888 5,888 Pricing fees . . . . . . . . . . . . . . . . . . . . . . . . . . 19,780 123,280 114,448 Professional fees . . . . . . . . . . . . . . . . . . . . . . 14,720 53,176 35,144 Registration and filing fees . . . . . . . . . . . . . . 10,585 13,991 14,801 Reports to shareholders. . . . . . . . . . . . . . . . . 1,196 90,436 73,784 Transfer agent fees . . . . . . . . . . . . . . . . . . . . 16,284 306,084 294,216 Miscellaneous expenses . . . . . . . . . . . . . . . . . 1,591 13,948 12,728 Total expenses . . . . . . . . . . . . . . . . . . . . 258,381 8,395,729 9,333,784 Recoupment of past waived fees (Note 2) . . . 6,281 — —Net expenses . . . . . . . . . . . . . . . . . . . . . 264,662 8,395,729 9,333,784 Net investment income . . . . . . . . . . . . . . . . . 397,909 1,185,680 3,373,702 NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS Net realized gain on investments . . . . . . . . . . 2,106,459 61,293,886 114,803,171 Net change in unrealized appreciation/depreciation on investments . . (5,771,043) (127,204,865) (139,165,672) Net loss on investments. . . . . . . . . . . . . . . . . (3,664,584) (65,910,979) (24,362,501) NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS . . . . . $(3,266,675) $ (64,725,299) $ (20,988,799) The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc. Statements of Changes in Net Assets Equity Income Fund Growth Fund Six Months Ended Six Months Ended December 31, 2007 Year Ended December 31, 2007 Year Ended (Unaudited) June 30, 2007 (Unaudited) June 30, 2007 OPERATIONS Net investment income. . . . . . . . $ 397,909 $ 565,035 $ 1,185,680 $ 1,991,252 Net realized gain on investments . . . . . . . . . . . . . . 2,106,459 1,156,674 61,293,886 206,433,053 Net change in unrealized appreciation/depreciation on investments . . . . . . . . . . . . . . (5,771,043) 4,745,850 (127,204,865) 126,767,717 Net increase (decrease) in net assets from operations . . . . . (3,266,675) 6,467,559 (64,725,299) 335,192,022 DISTRIBUTIONS TO SHAREHOLDERS Distributions from ordinary income . . . . . . . . . . . . . . . . . (736,171) (437,139) (2,535,381) (480,611) Distributions from net realized capital gains. . . . . . . . . . . . . . (1,774,107) (298,676) (165,398,882) (138,884,318) Net distributions . . . . . . . . . . (2,510,278) (735,815) (167,934,263) (139,364,929) CAPITAL SHARE TRANSACTIONS Proceeds from sales of shares . . . 2,467,706 12,291,605 126,505,524 360,777,435 Reinvestment of distributions . . . 2,484,529 677,132 141,088,644 117,740,707 Redemption fees . . . . . . . . . . . . 234 392 9,612 19,004 Less: redemptions of shares . . . . (2,131,124) (963,461) (232,076,138) (296,988,641) Increase resulting from capital share transactions . . . . . . . . 2,821,345 12,005,668 35,527,642 181,548,505 Total increase (decrease) in net assets. . . . . . . . . . . . . . . . . . . (2,955,608) 17,737,412 (197,131,920) 377,375,598 NET ASSETS Beginning of period . . . . . . . . . . 43,188,114 25,450,702 2,066,749,916 1,689,374,318 End of period . . . . . . . . . . . . . . $40,232,506 $43,188,114 $1,869,617,996 $2,066,749,916 Undistributed Net Investment Income at end of period . . . . . $ 130 $ 338,392 $ 160,940 $ 1,510,641 The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc. Statements of Changes in Net Assets Value Fund Six Months Ended December 31, 2007 Year Ended (Unaudited) June 30, 2007 OPERATIONS Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 3,373,702 $ 10,373,965 Net realized gain on investments . . . . . . . . . . . . . . . . . . . . . . 114,803,171 272,172,155 Net change in unrealized appreciation/depreciation on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (139,165,672) 92,047,871 Net increase (decrease) in net assets from operations . . . . . (20,988,799) 374,593,991 DISTRIBUTIONS TO SHAREHOLDERS Distributions from ordinary income . . . . . . . . . . . . . . . . . . . (14,912,462) (17,859,640) Distributions from net realized capital gains . . . . . . . . . . . . . (259,219,136) (223,659,270) Net distributions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (274,131,598) (241,518,910) CAPITAL SHARE TRANSACTIONS Proceeds from sales of shares . . . . . . . . . . . . . . . . . . . . . . . . 68,744,009 173,402,041 Reinvestment of distributions . . . . . . . . . . . . . . . . . . . . . . . . 236,000,379 205,961,289 Redemption fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 47,456 30,190 Less: redemptions of shares. . . . . . . . . . . . . . . . . . . . . . . . . . (237,284,498) (379,902,431) Increase (decrease) resulting from capital share transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67,507,346 (508,911) Total increase (decrease) in net assets . . . . . . . . . . . . . . . . . . (227,613,051) 132,566,170 NET ASSETS Beginning of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,819,440,225 1,686,874,055 End of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $1,591,827,174 $1,819,440,225 Undistributed Net Investment Income at end of period . . . . . $ — $ — The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Six Months Ended December 31, 2007 (Unaudited)	For the Year Ended June 30, 2007	For the Year Ended June 30, 2006	For the fiscal period from January 31, 2005 through June 30, 2005+
Net Asset Value - Beginning of Period	$ 13.14	$ 11.05	$ 10.10	$ 10.00
Income from Investment Operations				
Net Investment Income*	0.12	0.18	0.15	0.06
Net Gains (Losses) on Investments (both realized and unrealized)	(1.08)	2.19	0.93	0.04
Total From Investment Operations	(0.96)	2.37	1.08	0.10
Less Distributions				
Distributions from Net Investment Income	(0.22)	(0.17)	(0.12)	0.00
Distributions from Net Realized Capital Gains	(0.54)	(0.11)	(0.01)	0.00
Total Distributions	(0.76)	(0.28)	(0.13)	0.00
Net Asset Value - End of Period	$ 11.42	$ 13.14	$ 11.05	$ 10.10
Total Return	(7.32%)[1]	21.61%	10.75%	1.00%[1]
Ratios/Supplemental Data				
Net Assets, End of Period (000's)	$ 40,233	$ 43,188	$ 25,451	$ 8,412
Ratio of Expenses to Average Net Assets				
Before expense reimbursement/recoupment	1.23%[2]	1.29%	1.67%	3.96%[2]
After expense reimbursement/recoupment[3]	1.25%[2]	1.25%	1.25%	1.25%[2]
Ratio of Net Investment Income (Loss) to Average Net Assets				
Before expense reimbursement/recoupment	1.92%[2]	1.60%	1.38%	(0.60%)[2]
After expense reimbursement/recoupment	1.90%[2]	1.64%	1.80%	2.11%[2]
Portfolio Turnover Rate	35%[1]	37%	60%	25%

* Net Investment Income per share has been computed before adjustments for book/tax differences.

+ The Fund commenced investment operations on January 31, 2005.

[1] Not Annualized.

[2] Annualized.

[3] See note 2 to Financial Statements.

The accompanying notes are an integral part of the financial statements.

21

Meridian Growth Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Six Months Ended December 31, 2007 (Unaudited)	For the Fiscal Year Ended June 30, 2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Net Asset Value - Beginning of Period	$ 42.74	$ 38.54	$ 35.77	$ 35.38	$ 27.24	$ 28.10	$ 31.30	$ 29.45	$ 26.28	$ 33.26	$ 33.20
Income from Investment Operations											
Net Investment Income (Loss)*	0.03	0.04	(0.01)	(0.07)	(0.04)	(0.08)	(0.12)	2.26	0.11	0.16	0.27
Net Gains (Losses) on Investments (both realized and unrealized)	(1.41)	7.29	3.58	1.02	9.10	(0.11)	(0.24)	3.89	4.99	(0.50)	4.92
Total From Investment Operations	(1.38)	7.33	3.57	0.95	9.06	(0.19)	(0.36)	6.15	5.10	(0.34)	5.19
Less Distributions											
Distributions from Net Investment Income	(0.06)	(0.01)	0.00	0.00	0.00	(0.06)	0.00	(2.44)	(0.15)	(0.14)	(0.32)
Distributions from Net Realized Capital Gains	(3.58)	(3.12)	(0.80)	(0.56)	(0.92)	(0.61)	(2.84)	(1.86)	(1.78)	(6.50)	(4.81)
Total Distributions	(3.64)	(3.13)	(0.80)	(0.56)	(0.92)	(0.67)	(2.84)	(4.30)	(1.93)	(6.64)	(5.13)
Net Asset Value - End of Period	$ 37.72	$ 42.74	$ 38.54	$ 35.77	$ 35.38	$ 27.24	$ 28.10	$ 31.30	$ 29.45	$ 26.28	$ 33.26
Total Return	(3.23%)[1]	19.69%	10.08%	2.65%	33.65%	(0.20%)	0.42%	23.34%	21.45%	3.05%	16.92%
Ratios/Supplemental Data											
Net Assets, End of Period (000's)	$1,869,618	$2,066,750	$1,689,374	$1,693,564	$1,273,302	$448,393	$310,659	$182,117	$140,990	$185,683	$296,803
Ratio of Expenses to Average Net Assets	0.83%[2]	0.84%	0.85%	0.86%	0.88%	0.95%	1.02%	1.04%	1.09%	1.01%	0.95%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.12%[2]	0.11%	(0.03%)	(0.21%)	(0.21%)	(0.47%)	(0.62%)	(0.26%)	0.31%	0.49%	0.76%
Portfolio Turnover Rate	18%[1]	40%	29%	32%	19%	27%	26%	43%	28%	51%	38%

* Net Investment Income (Loss) per share has been computed before adjustments for book/tax differences.

[1] Not Annualized.

[2] Annualized.

The accompanying notes are an integral part of the financial statements.

22

Meridian Value Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Six Months Ended December 31, 2007 (Unaudited)	For the Fiscal Year Ended June 30,									
		2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Net Asset Value - Beginning of Period	$ 38.79	$ 36.14	$ 38.11	$ 40.35	$ 31.65	$ 30.34	$ 30.98	$ 25.88	$ 22.29	$ 19.30	$ 17.40
Income from Investment Operations											
Net Investment Income (Loss)*	0.12	0.41	0.18	0.19	0.00	(0.03)	(0.05)	1.12	0.05	(0.10)	(0.19)
Net Gains (Losses) on Investments (both realized and unrealized)	(0.60)	7.74	2.45	2.96	8.70	1.34	(0.51)	5.75	5.91	3.56	4.32
Total From Investment Operations	(0.48)	8.15	2.63	3.15	8.70	1.31	(0.56)	6.87	5.96	3.46	4.13
Less Distributions											
Distributions from Net Investment Income	(0.35)	(0.41)	(0.32)	(0.28)	0.00	0.00	(0.04)	(1.09)	0.00	0.00	0.00
Distributions from Net Realized Capital Gains	(6.04)	(5.09)	(4.28)	(5.11)	0.00	0.00	(0.04)	(0.68)	(2.37)	(0.47)	(2.23)
Total Distributions	(6.39)	(5.50)	(4.60)	(5.39)	0.00	0.00	(0.08)	(1.77)	(2.37)	(0.47)	(2.23)
Net Asset Value - End of Period	$ 31.92	$ 38.79	$ 36.14	$ 38.11	$ 40.35	$ 31.65	$ 30.34	$ 30.98	$ 25.88	$ 22.29	$ 19.30
Total Return	(1.10%)[1]	23.90%	7.35%	8.00%	27.49%	4.32%	(1.78%)	27.95%	29.63%	18.92%	26.05%
Ratios/Supplemental Data											
Net Assets, End of Period (000's)	$1,591,827	$1,819,440	$1,686,874	$2,271,478	$2,226,590	$1,456,552	$1,297,207	$768,559	$ 87,930	$ 24,912	$ 12,196
Ratio of Expenses to Average Net Assets	1.08%[2]	1.08%	1.09%	1.08%	1.09%	1.11%	1.12%	1.10%	1.41%	1.63%	2.16%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.39%[2]	0.59%	0.49%	0.48%	0.01%	(0.12%)	(0.22%)	0.60%	0.39%	(0.65%)	(1.35%)
Portfolio Turnover Rate	29%[1]	75%	58%	59%	81%	60%	54%	76%	86%	124%	133%

* Net Investment Income (Loss) per share has been computed before adjustments for book/tax differences.

[1] Not Annualized.

[2] Annualized.

The accompanying notes are an integral part of the financial statements.

23

Meridian Fund, Inc. Notes to Financial Statements For the Six Months Ended December 31, 2007 (Unaudited) 1. Organization and Significant Accounting Policies: Meridian Fund, Inc., (the “Meridian Funds”), is comprised of the Meridian Equity Income Fund (the “Equity Income Fund”), the Meridian Growth Fund (the “Growth Fund”) and the Meridian Value Fund (the “Value Fund”). The Equity Income Fund, the Growth Fund and the Value Fund (each a “Fund” and collectively, the “Funds”) are registered under the Investment Company Act of 1940, as no-load, diversified, open-end management investment companies. The Equity Income Fund began operations and was registered on January 31, 2005. The Growth Fund began operations and was registered on August 1, 1984. The Value Fund began operations on February 10, 1994 and was registered on February 7, 1994. The primary investment objective of the Equity Income Fund is to seek long-term growth of capital along with income as a component of total return. The primary investment objective of the Growth Fund is to seek long-term growth of capital. Originally named Meridian Fund, the name was changed effective April 20, 2001 to Meridian Growth Fund, to more closely reflect the investment style. There was no change in how the Fund is managed. The primary investment objective of the Value Fund is to seek long-term growth of capital. The following is a summary of significant accounting policies for all of the Funds: a. Investment Valuations: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by the Adviser under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term debt securities with original or remaining maturities in excess of 60 days are valued at the mean of their quoted bid and asked prices. Short-term debt securities with 60 days or less to maturity are amortized to maturity based on their cost. b. Federal Income Taxes: It is the Funds’ policy to comply with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and to distribute all of their taxable income to their shareholders; therefore, no federal income tax provision is required. c. Security Transactions: Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the basis of specific identification for both financial statement and federal income tax purposes. Dividend income is recorded on the ex-dividend date. Interest income is accrued daily. 24

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Six Months Ended December 31, 2007 (Unaudited) d. Cash and Cash Equivalents: All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Available funds are automatically swept into a Cash Reserve account, which preserves capital with a consistently competitive rate of return. Interest accrues daily and is credited by the third business day of the following month. e. Expenses: Expenses arising in connection with a Fund are charged directly to that Fund. Expenses common to the Funds are generally allocated to each Fund in proportion to their relative net assets. f. Use of Estimates: The preparation of financial statements in accordance with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and revenue and expenses at the date of the financial statements. Actual amounts could differ from those estimates. g. Distributions to Shareholders: The Funds record distributions to shareholders on the ex-dividend date. The amount of distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These “book/tax” differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. Distributions which exceed net investment income and net realized capital gains are reported as distributions in excess of net investment income or distributions in excess of net realized capital gains for financial reporting purposes but not for tax purposes. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital. Permanent book-tax differences, if any, are not included in ending undistributed net investment income (loss) for the purposes of calculating net investment income (loss) per share in the Financial Highlights. h. Guarantees and Indemnification: Under the Funds’ organizational documents, its Officers and Directors are indemnified against certain liability arising out of the performance of their duties to the Funds. Additionally, in the normal course of business, the Funds enter into contracts with service providers that contain general indemnification clauses. The Funds’ maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Funds that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote. 25

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Six Months Ended December 31, 2007 (Unaudited) i. Accounting Pronouncements: In July 2006, the Financial Accounting Standards Board (“FASB”) released FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Fund’s tax return to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the year of determination. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management has evaluated the application of FIN 48 to the Funds, and has determined there is no impact to the Funds’ financial statements. In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this SFAS No. 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. Management is currently evaluating the application of SFAS No. 157 to the Funds, and is not in a position at this time to estimate the significance of its impact, if any, on the Funds’ financial statements. 2. Related Parties: The Funds have entered into a management agreement with Aster Investment Management Company, Inc. (the “Investment Adviser”). Certain Officers and/or Directors of the Funds are also Officers and/or Directors of the Investment Adviser. Beneficial ownership in the Funds by Richard F. Aster, Jr., President, as of December 31, 2007 were as follows: Equity Income Fund. . . . . . . . . . . . . . . . . . . . . 44.11% Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . 1.02% Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.29% The Investment Adviser receives from the Equity Income Fund, as compensation for its services, an annual fee of 1% of the first $10,000,000 of the Equity Income Fund’s net assets, 0.90% of the next $20,000,000 of the Equity Income Fund’s net assets, 0.80% of the next $20,000,000 of the Equity Income Fund’s net assets and 0.70% of the Equity Income Fund’s net assets in excess of $50,000,000. The fee is paid monthly and calculated based on that month’s daily average net assets. 26

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Six Months Ended December 31, 2007 (Unaudited) The Investment Adviser receives from the Growth Fund, as compensation for its services, an annual fee of 1% of the first $50,000,000 of the Growth Fund’s net assets and 0.75% of the Growth Fund’s net assets in excess of $50,000,000. The fee is paid monthly and calculated based on that month’s daily average net assets. The Investment Adviser receives from the Value Fund, as compensation for its services, an annual fee of 1% of the Value Fund’s net assets. The fee is paid monthly and calculated based on that month’s daily average net assets. The Investment Adviser has contractually agreed to waive its fee and reimburse expenses, at least until January 31, 2008, to the extent that total annual operating expenses for the Equity Income Fund exceeds 1.25%. The Investment Adviser has voluntarily agreed to limit the operating expenses of the Growth and Value Funds to 2.50%. With respect to these limits, the Investment Adviser did not reimburse the Funds, during the six months ended December 31, 2007. The Equity Income Fund will carry forward, for a period not to exceed three years from the date on which a waiver or reimbursement is made by the Investment Adviser, and expenses in excess of the expense limitation, and repay the Investment Adviser such amounts; provided the Fund is able to effect such reimbursement and maintain the expense limitation. At December 31, 2007, the balance of recoupable expenses along with the year of expiration for the Equity Income Fund is: Amount Expiration $58,995. . . . . . . . . . . . . . . . . . . . . . . . . . . . 2008 74,072 . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2009 12,964 . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2010 Subject to the approval of the Board of Directors of the Fund, the Fund will repay the Investment Adviser the amount of its reimbursement for the Equity Income Fund for up to three years following the reimbursement to the extent the Equity Income Fund’s expenses drop below 1.25%, after giving effect to repayment by the Fund. Either the Fund or the Investment Adviser can modify or terminate this arrangement at any time. 27

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Six Months Ended December 31, 2007 (Unaudited) 3. Capital Shares Transactions: Transactions in capital shares for the six months ended December 31, 2007 and the year ended June 30, 2007 were as follows: Equity Income Fund December 31, June 30, 2007 2007 Increase in Fund shares: Shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 191,554 1,004,352 Shares issued from reinvestment of distributions . . . . . . . . . . . . . . 217,941 55,411 409,495 1,059,763 Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (171,810) (77,844) Net increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 237,685 981,919 Growth Fund December 31, June 30, 2007 2007 Increase in Fund shares: Shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,058,708 8,819,099 Shares issued from reinvestment of distributions . . . . . . . . . . . . . 3,743,431 2,980,023 6,802,139 11,799,122 Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (5,586,349) (7,277,834) Net increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,215,790 4,521,288 Value Fund December 31, June 30, 2007 2007 Increase in Fund shares: Shares sold. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,932,814 4,662,351 Shares issued from reinvestment of distributions . . . . . . . . . . . . . 7,458,890 5,777,315 9,391,704 10,439,666 Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (6,427,975) (10,210,105) Net increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,963,729 229,561 4. Compensation of Directors and Officers: Directors and Officers of the Funds who are Directors and/or Officers of the Investment Adviser receive no compensation from the Funds. Directors of the Funds who are not interested persons, as defined in the Investment Company Act of 1940, receive compensation in the amount of $3,000 per annum and a $2,000 purchase of Equity Income Fund, Growth Fund or Value Fund shares, plus expenses and a $1,000 purchase in one of the Funds for each additional Board of Directors meeting attended other than the annual meeting. 28

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Six Months Ended December 31, 2007 (Unaudited) 5. Cost of Investments: The cost of investments purchased and the proceeds from sales of investments, excluding short-term obligations, for the six months ended December 31, 2007, were as follows: Purchases Proceeds from Sales Equity Income Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 15,621,793 $ 13,984,058 Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 352,086,494 473,797,550 Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 473,272,779 651,122,928 6. Distribution Information: Income and long-term capital gains distributions are determined in accordance with federal income tax regulations, which may differ from generally accepted accounting principles in the United States. The tax character of distributions made during the fiscal year ended June 30, 2007 is as follows: 2007 Taxable Distributions Net Ordinary Long-Term Total Fund Income Capital Gains Distributions Equity Income Fund . . . . . . . . . . . . . . . . . . . . . . . . $ 618,838 $ 116,977 $ 735,815 Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15,241,733 124,123,196 139,364,929 Value Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17,859,640 223,659,270 241,518,910 7. Federal Income Taxes: The aggregate cost of investments, unrealized appreciation and depreciation which are book figures that approximate federal income tax basis, were as follows: Aggregate Aggregate Gross Gross Unrealized Unrealized Net Unrealized Aggregate Cost Appreciation Depreciation Appreciation Equity Income Fund . . . . . . . . . $ 35,283,720 $ 6,081,755 $ (149,125) $ 5,932,630 Growth Fund . . . . . . . . . . . . . . 1,570,800,206 451,540,908 (10,961,067) 440,579,841 Value Fund . . . . . . . . . . . . . . . . 1,505,223,623 278,735,279 (18,346,143) 260,389,136 Post-October losses represent losses realized on investment transactions from November 1, 2006 through June 30, 2007 that, in accordance with Federal income tax regulations, the Funds have elected to defer and treat as having arisen in the following fiscal year. As of June 30, 2007, the Value Fund had Post-October currency loss deferrals of $12. 29

Meridian Fund, Inc. Additional Information For the Six Months Ended December 31, 2007 (Unaudited) 1. Proxy Voting Record and Proxy Voting Policies and Procedures: A description of the policies and procedures that each Fund uses to determine how to vote proxies relating to portfolio securities along with information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12 month period ended June 30, 2007 is available (i) without charge, upon request, by calling (800) 446-6662; (ii) on our website at http://www.meridianfund.com; and (iii) on the Securities and Exchange Commission (“SEC”) website at http://www.sec.gov. 2. Information on Form N-Q: The Funds file their complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q within sixty days after the end of the period. The Funds Form N-Q is available on the SEC’s website at http://www.sec.gov, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-732-0330. 30

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MERIDIAN FUND, INC. This report is submitted for the information of shareholders of Meridian Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus. Officers and Directors MERIDIAN EQUITY INCOME FUND» MERIDIAN GROWTH FUND RICHARD F. ASTER, JR. MERIDIAN VALUE FUND President and Director MICHAEL S. ERICKSON SEMI-ANNUAL REPORT HERBERT C. KAY JAMES B. GLAVIN RONALD ROTTER MICHAEL STOLPER Directors GREGG B. KEELING Chief Financial Officer Treasurer and Secretary Chief Compliance Officer Custodian PFPC TRUST COMPANY Philadelphia, Pennsylvania Transfer Agent and Disbursing Agent PFPC INC. King of Prussia, Pennsylvania (800) 446-6662 60 E. Sir Francis Drake Blvd. Wood Island, Suite 306 Counsel Larkspur, CA 94939 MORRISON & FOERSTER LLP Washington, D.C. www.meridianfund.com Auditors Telephone (800) 446-6662 PRICEWATERHOUSECOOPERS LLP San Francisco, California December 31, 2007